ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

‘CORRESP’

September 20, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated August 18, 2005 on the above-captioned filings. As a follow up response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10-Acquisitions, page 28

1.

With respect to the Seven, DevElements and Iplicity acquisitions and in light of the conversation with your staff, we have re-reviewed the following assets to determine if we should value the intangibles acquired using SFAS 141 Appendix B paragraph 152:

a)	software and related documentation:

1 - Propster Software cost to build was approximately $119,000. DevElements was paid $82,000 from Cassidy & Pinkard for the construction of this product. Cassidy & Pinkard were also given a license to use and to sell to third parties with royalties paid to DevElements. No re-sales have occurred. We propose an adjustment reducing goodwill and capitalizing this software at cost in the amount of $119,000.

2 - DEX Software cost to build was approximately $27,500 and DevElements was paid $30,000 by Banner & Whitcoff. There is no documentation for this product. This product has (1) license agreement with Banner & Whitcoff. We propose adjustment reducing goodwill and capitalizing this software at FMV in the amount of $15,000.

3 - Cashmere software was valued at acquisition at its cost to build of $65,000

b)	all products in source code and object code;

1 - The source & object code contains 100% DevElements built code. No 3rd Party licenses or products were involved. These items are included in item d) below.

c)	existing license agreements between DevElements and its customers relating to products acquired;

1 - C&P with Propster:  No future revenue occurred.

2 - Banner & Whitcoff:  No future revenue occurred.

d)	generic code pertaining to products and derivative works;

1 - DevElements and Iplicity have a vast code library containing source code developed over the past 5 years. We propose an adjustment reducing goodwill and capitalizing this library of software at FMV in the amount of $100,000.

e)	third party software licenses; and

1 - Third party licenses were included in the asset schedules for Seven, Iplicity and DevElements. The depreciated values of these assets were booked at the date of acquisition.

f)	customer contracts

1 - We have reviewed Seven’s customer contracts and determined that the net present value contracts which meet the “contractual or separability” criterion exceed the goodwill value booked at acquisition. Seven’s contracts at the date of acquisition were for one year or less with options to renew for two additional years. Therefore, we are proposing an adjustment to reduce goodwill in the amount of $108,000 and capitalizing this amount as an intangible asset.

2 - The review of DevElements and Iplicity existing contracts at the date of acquisition in our opinion do not meet the criteria of “contractual or separability” as defined by SFAS 141 Appendix A11. Our review shows that not only were the customer’s contracts open ended in service hours and dollar amounts (no contractual legal rights) but were expressly non-transferable. The contracts refer to Task Orders issued by the Company but no such Task Orders existed at the date of acquisition of Iplicity or DevElements. Appendix A20 and A21 of SFAS 141 provides clarification. It is our opinion that when agreements between Software Development companies only defined confidentiality, purpose, effective dates and termination but not scope of work or defined compensation, this qualifies as a non-contractual customer relationship discussed in paragraph A21. “If a customer relationship does not arise from a contract, this statement requires that the relationship be recognized as an intangible asset apart from goodwill if it meets the separability criterion.” DevElements and Iplicity customer relationships existed between specific engineers and specific customers and were not “capable of being separated or divided and sold, transferred, licensed, rented, or exchanged” as defined in SFAS 141 Appendix B152. Therefore, the Company believes it has correctly classified the customer relationships as goodwill.

The combined effect of the above proposed adjustments will reduce goodwill by $342,000 and increase intangible assets by the same amount. These intangible assets would have been depreciated in the amount of approximately $37,200 in FY 2003-2004 and $68,400 per year in the remaining periods. Do to lack of significance, we ask that this adjustment be made in the 10-KSB for the year ending September 30, 2005 and not require the Company a costly refiling of the 10-KSB for September 30, 2004.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Consolidated Balance Sheet, page 4

3.

The Company did record a preferred stock dividend as a result of the March 2005 Convertible Preferred Stock issuance. Because the Company did not have retained earnings at March 31, 2005 rather an accumulated deficit, we recorded a journal entry debiting to and crediting to additional paid-in capital. We propose a correction to change this journal entry to reflect a debit to accumulated deficit with our September 30, 2005 filing.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently responds to the Staff’s comments. We appreciate the Staff’s prompt review of this correspondence and we will contact the Staff within the next few days to ascertain if there remain any open issues regarding this response

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO